Exhibit 99.1

2015

[ Stock Code: 00525 ]

IMPORTANT NOTICE

1.	The board of directors of the Company (“the Board”), the Supervisory Committee, Directors, Supervisors and senior management guarantee that the contents of this interim report are authentic, accurate and complete, free of any misrepresentations, misleading statements or material omissions, and are individually and collectively responsible for the related legal responsibilities.

2.	All directors of the Company attended the Board meeting considering this interim report.

3.	The financial statements contained in this interim report has been prepared in accordance with International Financial Reporting Standards and has not been audited.

4.	Wu Yong (the Chairman of the Board), Shen Yi (General manager), Tang Xiangdong (Chief accountant), Lin Wensheng (Chief of finance department) hereby declare that the financial statements contained in the interim report are authentic, accurate and complete.

5.	The Board of the Company decided not to distribute any profit or transfer any common reserve to increase share capital.

6.	Declaration of Risks with respect to the forward-looking statements

Forward-looking statements including future plans and development strategies contained in the interim report do not constitute any actual commitments to the investors of the Company. Investors are advised to consider the risks.

7.	There is no non-regular appropriation of the Company’s fund by its controlling shareholders and their related parties.

8.	There is no violation of the decision-making procedures with respect to the provision of external guarantee by the Company.

Contents

Chapter 1	Definitions	04

Chapter 2	Company Profile	05

Chapter 3	Summary of Accounting Data and Financial Indicators	07

Chapter 4	Report of the Board	08

Chapter 5	Matters of Importance	18

Chapter 6	Changes in Shares and Particulars of Shareholders	25

Chapter 7	Directors, Supervisors, Senior Management and Employees	28

Chapter 8	Financial Statements	31

Chapter 9	Documents Available for Inspection	59

Chapter 1

Definitions

I.	DEFINITIONS

In this interim report, unless the context otherwise requires, the expressions stated below have the following meanings:

The Company, Guangshen Railway	Guangshen Railway Company Limited
Reporting Period, current period same period last year	6 months from January 1 to June 30, 2015
6 months from January 1 to June 30, 2014
A Share	Renminbi-denominated ordinary shares of the Company with a par value of RMB1.00 issued in the PRC and listed on the SSE for subscription in Renminbi
H Share	Overseas listed foreign shares of the Company with a par value of RMB1.00 issued in Hong Kong, China and listed on the SEHK for subscription in Hong Kong dollars
ADS	U.S. dollar-denominated American Depositary Shares representing ownership of 50 H shares issued by trustees in the United States under the authorization of the Company
CSRC	The China Securities Regulatory Commission
SSE	The Shanghai Stock Exchange
SEHK	The Hong Kong Stock Exchange
NYSE	The New York Stock Exchange
SFO	The Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)
Listing Rules	The listing rules of SEHK and/or the listing rules of SSE (as the case may be)
Articles	The Articles of associations of Guangshen Railway Company Limited
CRC	China Railway Corporation
GRGC, largest shareholder	Guangzhou Railway (Group) Company
GZIR	Guangdong Guangzhou Intercity Rail Transportation Company Limited
GSHER	Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited
XSR	Xiamen-Shenzhen Railway Company Limited
GSR	Ganzhou-Shaoguan Railway Company Limited
GGR	Guiyang-Guangzhou Railway Company Limited
NGR	Nanning-Guangzhou Railway Company Limited

Chapter 2

Company Profile

I.	COMPANY INFORMATION

Chinese name
Chinese name abbreviation
English name	Guangshen Railway Company Limited
Legal representative of the Company	Wu Yong

II.	CONTACT PERSON AND CONTACT INFORMATION

	Company Secretary	Representative of Securities Affairs
Name	Guo Xiangdong	Deng Yanxia
Address	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, China	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, China
Tel.	(86) 755-25588150	(86) 755-25588150
Fax.	(86) 755-25591480	(86) 755-25591480
E-mail	ir@gsrc.com	ir@gsrc.com

III.	BASIC INFORMATION

Registered Address	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, China
Postal Code of Registered Address	518010
Place of Business	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, China
Postal Code of the Place of Business	518010
Company Website	http://www.gsrc.com
E-mail	ir@gsrc.com

IV.	PLACES FOR INFORMATION DISCLOSURE AND RESERVE ADDRESS

Newspapers for information disclosure of the Company	China Securities Journal, Securities Times, Shanghai Securities News, Securities Daily
Websites specified by CSRC to publish the interim report	http://www.sse.com.cn http://www.hkexnews.hk http://www.gsrc.com
Reserve address of interim report	No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, China

V.	SHARES INFORMATION OF THE COMPANY

Type of the Shares	Stock Exchange	Stock Short Name	Stock Code
A Share	SSE		601333
H Share	SEHK		00525
ADS	NYSE	—	GSH

VI.	REGISTRATION ALTERATION OF THE COMPANY DURING THE REPORTING PERIOD

During the reporting period, there was no alteration in the registration of the Company, and there was no change in the principal business and the largest shareholder.

VII.	OTHER RELEVANT INFORMATION

PRC auditor	Name	PricewaterhouseCoopers Zhong Tian LLP
	Office Address	11/F PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai, China
	Name of signing auditors	Zhou Weiran, Hua Jun
International Auditor	Name	PricewaterhouseCoopers
	Office Address	22nd Floor, Prince’s Building, Central, Hong Kong
Legal advisor as to PRC law	Name	Beijing Grandway Law Office
	Office Address	12/F, Block C, Skyworth Building, 8 South One Street, Hi-Tech Zone, Nanshan District, Shenzhen, China
Legal advisor as to Hong Kong law	Name	Cleary Gottlieb Steen & Hamilton (Hong Kong)
	Office Address	37th Floor, Hysan Place, 500 Hennessy Road, Causeway Bay, Hong Kong
Legal advisor as to United States law	Name	Shearman & Sterling LLP
	Office Address	12th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong
Registrar for A Share	Name	China Securities Depository and Clearing Corporation Limited Shanghai Branch
	Office Address	36th Floor, China Insurance Building, No. 166, Lujiazui East Road, Pudong New District, Shanghai, China
Registrar for H Share	Name	Computershare Hong Kong Investor Services Limited
	Office Address	Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong
Depository	Name	JPMorgan Chase Bank, N.A.
	Office Address	13th Floor, No. 4 New York Plaza, New York, USA
Principal banker	Name	Construction Bank of China Shenzhen Branch Jiabin Road Sub-branch
	Office Address	1st to 4th Floors, Jinwei Building, Jiabin Road, Shenzhen, Guangdong Province, China

Chapter 3

Summary of Accounting Data and Financial Indicators

I.	MAJOR ACCOUNTING DATA AND FINANCIAL INDICATORS

(Unit: RMB thousand)
	At the end of the reporting period	At the end of last year	Increase/ Decrease Compared to the end of last year (%)
Total assets	30,572,353	30,536,663	0.12
Net Assets (excluding non-controlling interest)	26,856,403	26,745,843	0.41
Net Assets per share (RMB)	3.79	3.78	0.26

	Reporting period (From January to June)	Same Period Last Year	Period-on- period increase/ decrease (%)
Total revenue	7,375,231	7,168,130	2.89
Total operation expenses	6,590,226	6,617,304	(0.41)
Profit from operation	652,014	526,825	23.76
Profit before tax	653,079	437,421	49.30
Consolidated profit attributable to shareholders	464,737	328,720	41.38
Basic Earnings per share (RMB)	0.07	0.05	40.00
Earnings per ADS (RMB)	3.28	2.32	41.38
Net cash generated from operating activities	1,113,607	669,002	66.46
Net cash generated from operating activities per share (RMB)	0.16	0.09	77.78

II.	DIFFERENCES OF ACCOUNTING DATA UNDER CHINESE AND INTERNATIONAL ACCOUNTING STANDARD

☐ Applicable ✓ Not applicable

Chapter 4

Report of the Board

I.	THE BOARD’S DISCUSSION AND ANALYSIS ON THE OPERATION OF THE COMPANY DURING THE REPORTING PERIOD

In the first half of 2015, the operating revenues of the Company were RMB7,375 million, representing an increase of 2.89% from RMB7,168 million of the same period last year, among which revenues from passenger transportation, freight transportation, railway network usage and other transportation related services, and other businesses were RMB3,487 million, RMB820 million, RMB2,591 million and RMB477 million, respectively, accounting for 47.27%, 11.12%, 35.14% and 6.47% of the total revenues, respectively. Profit from operation was RMB652 million, representing an increase of 23.76% from RMB527 million of the same period last year; consolidated profit attributable to shareholders was RMB465 million, representing an increase of 41.38% from RMB329 million of the same period last year.

(1) Analysis of principal operations

1. Changes in items of financial statements

(Unit: RMB thousand)
Item	Current Period	Same period last year	Change (%)
Operating revenues	7,375,231	7,168,130	2.89
Operating costs	6,590,226	6,617,304	(0.41)
Impairment loss	115,081	46	250,076.09
Finance expenses	71	90,678	(99.92)
Income tax expenses	190,199	108,758	74.88
Net cash flows from operating activities	1,113,607	669,002	66.46
Net cash flows from investing activities	(781,847)	26,350	Not applicable
Net cash flows from financing activities	(126)	(100)	Not applicable

2. Revenues

(1) Passenger Transportation

Passenger transportation, which is the most important transportation business segment of the Company, includes transportation business of Guangzhou-Shenzhen inter-city express trains, long-distance trains and Through Trains in Hong Kong. The table below sets forth the revenues from passenger transportation and passenger delivery volumes for the current year with the comparative figure from the same period last year:

	January — June 2015	January — June 2014	Period-on- period Change (%)
Passenger transportation revenues (RMB)	3,486,531,435	3,500,884,012	(0.41)
— Guangzhou-Shenzhen inter-city trains*	1,093,569,623	1,044,113,164	4.74
— Through Trains	234,751,078	261,221,234	(10.13)
— Long-distance trains	1,968,931,197	1,968,047,059	0.04
— Other revenues from passenger transportation	189,279,537	227,502,555	(16.80)
Passenger delivery volume (persons)	43,216,569	42,764,715	1.06
— Guangzhou-Shenzhen inter-city trains*	17,446,619	17,801,052	(1.99)
— Through Trains	1,911,044	1,945,943	(1.79)
— Long-distance trains	23,858,906	23,017,720	3.65
Total passenger-kilometers (’00 million passenger-kilometers)	136.53	138.96	(1.75)

•	The decrease in passenger transportation revenues was mainly due to: During the Reporting Period, the Company has actively made arrangements for the commencement of cross-network EMU pairs travelling between Guangzhou east and Chaozhou-Shantou. However, the impacts of high-speed railway’s diversion effect and the “Occupying Central” movement in Hong Kong have adversely affected the passenger delivery volume of Guangzhou-Shenzhen inter-city express trains and Guangzhou-Hong Kong through trains, contributing to the decrease in total revenues from passenger transportation.

•	The increase in passenger delivery volume was mainly due to: (a) As compared with same period last year, the Company has commenced the service of 1 pair of long-distance trains between Guangzhou and Ganzhou and 3 pairs of cross-network EMU trains between Guangzhou east and Chaozhou-Shantou on 30 September 2014 and 1 February 2015 respectively; (b) since 20 May 2015, 3 pairs of long-distance trains arranged by other railway corporations have been added to Shenzhen station and Shenzhen East station which are under the Company’s control.

*	Included the passenger transportation revenues and the passenger delivery volume of the 3 pairs of cross-network EMU trains between Guangzhou east and Chaozhou-Shantou.

(2) Freight Transportation

Freight transportation forms an important part of the Company’s transportation business, which comprises the freight transportation business along the Shenzhen-Guangzhou-Pingshi Railway. The table below displays the current period revenues from freight transportation as compared with the same period last year:

	January – June 2015	January – June 2014	Period- on-period Change (%)
Freight transportation revenues (RMB)	820,183,548	850,347,167	(3.55)
— Outbound freight	288,564,648	297,852,461	(3.12)
— Inbound freight, including arrival and pass-through freight	449,134,033	430,651,421	4.29
— Other revenues from freight transportation	82,484,867	121,843,285	(32.30)
Tonnage of freight (tonnes)	22,119,731	24,641,119	(10.23)
— Outbound freight	7,768,610	9,431,623	(17.63)
— Inbound freight, including arrival and pass-through freight	14,351,121	15,209,496	(5.64)
Total tonne-kilometers (’00 million tonne-kilometers)	48.44	52.52	(7.77)

•	The decrease in freight transportation revenues and freight volume was mainly due to: Since 1 February 2015, a nation-wide general increase of RMB 1 cent per tonne per kilometer was implemented. However, due to the sluggish marco-economy, the structural adjustment in the Pearl River Delta region and the heightened competition in the freight transportation market, the volume of freight transportation that passed through the railway has significantly dropped, which induced the decrease in the total freight transportation revenues.

(3) Railway network usage and other transportation related services

Railway network usage and services provided by the Company include passenger railway network usage services and freight railway network usage services, and other transportation services mainly include the provision of railway operation services, locomotive and passenger car leasing, passenger service and luggage transportation. The table below sets forth the revenues from railway network usage and other transportation related services for the current period in comparison with those of the same period last year:

	January – June 2015	January – June 2014	Period- on-period Change (%)
Railway network usage and other transportation related services (RMB)	2,591,426,140	2,393,696,115	8.26
(a) Railway network usage services	1,307,920,033	1,432,614,124	(8.70)
— Passenger railway network usage	1,266,508,219	1,341,957,158	(5.62)
— Freight railway network usage	41,411,814	90,656,966	(54.32)
(b) Other transportation services	1,283,506,107	961,081,991	33.55
— Railway operation services	1,086,449,113	816,424,400	33.07
— Other services	197,056,994	144,657,591	36.22

•	The decrease in the revenue from railway network usage is mainly due to: During the reporting period, there was a drop in the usage of locomotive towing service, which induced a decrease in the revenue from the locomotive-towing service.

•	The increase in income from other transportation services is mainly due to: During the reporting period, there was increased workload for the service that the Company was providing to the railway companies including GSHER, GZIR and XSR. Meanwhile, railway operating service for GSR, GGR and NGR has been added. Therefore, increased revenues were recorded from railway operation service and passenger service.

(4) Other Businesses

The Company’s other services include train repair, on-board catering services, sales of materials and supplies, leasing, sale of goods and other businesses related to railway transportation. In the first half of 2015, revenues from other businesses of the Company was RMB477 million, representing an increase of 12.73% as compared with RMB423 millions last year. The major reasons for the increase are (a) revenue from train repair increased with the increase in the workload of cargo train maintenance service; (b) since 2015, fueling service for locomotives and passenger cars has been included as other businesses (and is no longer a part of the main business).

3. Costs

(Unit: RMB thousand)
Business Segment	January – June 2015	January – June 2014	Period- on-period Change (%)
Railway Business	6,139,771	6,191,821	(0.84)
Other Businesses	450,455	425,483	5.87
Total	6,590,226	6,617,304	(0.41)

•	The Changes in the cost of railway business is mainly due to: (1) increase in number of railway operation crews, industry-wide pay level and contribution base of housing provident fund and social security fund, which induce a rise in expenses in wages and welfare; (2) along with the gradual establishment of high speed rail network between the Pearl River Delta region and other major cities, the number of long-distance trains run by the Company has decreased, the accompanying service charges and rental income from leasing of equipment decrease; (3) number of pairs of long-distance trains and workload of locomotive towing service reduced, the expenses on depletion of resources, water and electricity decrease; (4) decrease in maintenance expenses due to a decrease of maintenance workload of locomotives.

•	The increase of cost in other businesses is mainly due to: (1) From 2015, the Company starts counting its fueling for passenger cars as its other operation (but not as its major business), corresponding costs increases; (2) increase in industry-wide pay level and contribution base of housing provident fund and social security fund, which induce a rise in expenses in wages and welfare.

4. Expenses

(Unit: RMB thousand)
Item	January – June 2015	January – June 2014	Period- on-period Change (%)	Analysis on the main reasons of Change
Impairment loss	115,081	46	250,076.09	Increase in impairment loss on fixed assets, bad debt loss and loss from fall of price of inventories
Finance expenses	71	90,678	(99.92)	At the end of 2014, the Company repaid the medium-term notes with face value of RMB3.5 billion by self fund, thus reducing interest payable on bonds for the period.
Income tax expenses	190,199	108,758	74.88	Total profit for the reporting period increase with the increase of operating revenues.

5. Cash Flow

(Unit: RMB thousand)
	January – June 2015	January – June 2014	Period- on-period Change (%)	Major reason for the changes
Net cash flow from operating activities	1,113,607	669,002	66.46	Due to increases in revenue and decrease in trade payables.
Net cash flow from investment activities	(781,847)	26,350	Not applicable	Due to decrease in the collection of time deposit with terms over three months and increase in expenses on investment of fixed assets.
Net cash flow from financing activities	(126)	(100)	Not applicable	—

(2) Analysis on Investment Positions

1. General analysis on investments in external equity interests

During the reporting period, the Company did not invest in securities such as stocks, warrants or convertible bonds, and did not hold or deal in equity interests of other listed companies and non-listed financial enterprises.

2. Entrusted investment and derivatives investment by non-financial companies

(1) Entrusted Investment

☐ Applicable ✓ Not applicable

(2) Entrusted Loans

☐ Applicable ✓ Not applicable

(3) Other Investment and Derivatives

☐ Applicable ✓ Not applicable

3. General Use of Raised Proceeds

(1) General usage of the raised proceeds

☐ Applicable ✓ Not applicable

(2) Usage of raised proceeds for commitment items

☐ Applicable ✓ Not applicable

(3) Change of usage of raised proceeds

☐ Applicable ✓ Not applicable

4. Analysis on Major Subsidiaries and Investee Companies

During the reporting period, the Company did not have net profit from a single subsidiary or investment income from a single investee company with amount exceeding 10% of the Company’s net profit.

5. Use of non-raised proceeds

☐ Applicable ✓ Not applicable

During the reporting period, there was no investment project using non-raised proceeds with investment amount exceeding 10% of the Company’s unaudited net assets of the previous year.

II.	OPERATING OUTLOOK AND FOCUS TASKS FOR THE SECOND HALF OF 2015

Looking forward to the second half of 2015, the Company will be affected by the unfavourable factors including the slow down of the Chinese macro-economy, the internal competition in the railway passenger transportation market and a weak demand in railway freight transportation market. The Company’s transportation business will possibly slip further. While growth in operating revenue is sluggish, and effective control on fixed costs and expenses is difficult, we expect the Company’s operation will continue to experience much pressure. In facing of the adverse operating environment, the Company will continue to adhere to the operation objectives confirmed by the Board at the beginning of the year, substantially promote the management of safety risks, incessantly drive for the transportation restructuring, forcefully develop the core businesses of passenger transportation and freight transportation, enhance the management of railway operation and services, reinforce its cost and expense control, regulate the Company’s operations management, and focus on the following tasks:

(1)	Production Safety: Firstly, will continue in the construction of model route or station with illustrative standards on safety and quality; secondly, actively push forward the upgrading of safety infrastructure, and increase the investment in safety facilities and equipment.

(2)	Passenger transportation: Firstly, enhance the passenger traffic volume analysis on Guangzhou- Shenzhen inter-city express trains and cross-network EMU trains between Guangzhou east and Chaozhou-Shantou in order to improve the train routes and schedules; secondly, speed up large scale construction projects, including, the addition of Pinghu intercity station to Guangshen line I and II, the Xintang District public transport interchange in East Guangzhou, and the connection of Guangzhou– Dongguan–Shenzhen inter-city railway to Guangshen line III and IV, to achieve new point of growth in Guangzhou Shenzhen Intercity Railway passenger transport service; thirdly, enhance the analysis on passenger traffic volume after the resumption of Canton-Kowloon through-train ticket prices, and carry out directional marketing solutions as appropriate.

(3)	Freight transportation: Firstly, proactively adapt to market demands through strategic cooperation between ports, railways and enterprises, to alleviate the ports’ transportation pressure by arranging sizable circulating direct trains between ports and enterprises. Secondly, implement pricing policy and improve the pricing mechanism for freight transportation, and launch directional transportation discount measures to enhance the competitiveness of railway in freight transportation.

(4)	Financial management: Firstly, stringently implement the Company’s cost budget, prohibit expenses that are not budgeted or over-budgeted, and minimize any expenses that are not included in the budget. Secondly, strengthen the control on use of funds and reduce risks of fund usages, improve the management and control on the aggregate amount of funds; coordinate and arrange appropriate use of funds in order to improve utilization of fund.

III.	PLANS FOR PROFITS DISTRIBUTION OR COMMON RESERVE CAPITALIZATION

(1) Implementation & Adjustment on Profit Distribution Plans during the Reporting Period

On 28 May 2015, the Company convened its 2014 annual general meeting, in which the plans for profit distribution were approved, pursuant to which, with the total share capital of 7,083,537,000 shares on 31 December 2014 taken as the basis, the distribution of a final cash dividend of RMB0.05 (tax-included) for the year 2014 to the shareholders was approved to distribute to all shareholders. The dividends were distributed to shareholders on 27 July 2015. The specific distribution arrangement of the A share dividend was set out in the “Announcement on profit distribution for the year 2014”, which was published by the Company dated 17 July 2015 on the SSE’s website (http://www.sse.com.cn). For the specific distribution arrangement of the H share dividends, please refer to the “Announcement of the Poll Results of the Annual General Meeting held on 28 May 2015” published by the Company on SEHK’s hkexnews website (http://www.hkexnews.hk).

(2) Plans for Profits Distribution or Common Reserve Capitalization planned for the interim period

Distribution or Capitalization        No

IV.	OTHER DISCLOSURE

(1) Warning and description of forecast of cumulative net profit (for the period from the beginning of the year to the end of the next reporting period) to be at loss or with significant change as compared with the same period last year.

☐ Applicable ✓ Not applicable

(2) Explanation on accountant’s “non-standard audit report” by the Board and Supervisory Committee

☐ Applicable ✓ Not applicable

(3) Other Disclosure

1. Changes in Accounting Policy

During the reporting period, the Company had no changes in accounting policies, accounting estimates or auditing method, and there was no correction of material accounting errors of previous periods.

2. Liquidity and Source of Funding

During the reporting period, the principal capital sources of the Company were revenues generated from operating activities. The Company’s capital was mainly used for operating and capital expenses, and payment of taxes, etc. The Company has sufficient cash flow and believes that it has sufficient working capital, bank loans and other capital sources to meet its operation and development needs.

As at the end of the reporting period, there was no any form of borrowings. Capital commitments and operating commitments of the Company as at the end of the reporting period are set out in Note 16 to the financial statements.

As at the end of the reporting period, the Company had no charge on any of its assets and had not provided any guarantees, and had no entrusted deposits, and the gearing ratio (calculated by total liabilities divided by total assets as at the end of the reporting period) of the Company was 12.20%.

3. Material investments held, material acquisitions and disposals of subsidiaries and associates, and future plans of material investments or acquisition of capital assets

During the reporting period, the Company had no material investment, had not carried out any material acquisition or disposal of subsidiaries and associates, and had no definite plan for material investment or acquisition of capital assets.

4. Risk of foreign exchange fluctuations and related hedges

The Company’s exposure to foreign currency risks is mainly related to USD and HKD. Apart from payments for imported purchases and dividend paid to foreign investors settled in foreign currencies, other major operational businesses of the Company are all settled in RMB. RMB is not freely convertible into other foreign currencies, and its conversion is subject to the exchange rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities other than denominated in RMB are subject to the risks of foreign exchange fluctuations.

The Company has not used any financial instruments to hedge its foreign currency risks. Currently, its foreign currency risks are minimized mainly through monitoring the size of transactions in foreign currencies and foreign currency denominated assets and liabilities.

5. Contingent Liabilities

During the reporting period, the Company had no contingent liability.

Chapter 5

Matters of Importance

I.	MAJOR LITIGATION, ARBITRATION AND MATTERS QUESTIONED BY GENERAL MEDIA

☐ Applicable ✓ Not applicable

II.	BANKRUPTCY, RESTRUCTURING AND INCIDENTS OF SUSPENSION OF LISTING OR TERMINATION OF LISTING

☐ Applicable ✓ Not applicable

III.	TRANSACTIONS OF ASSETS AND MERGERS OF ENTERPRISES

✓ Applicable ☐ Not applicable

During the reporting period, apart from the acquisition of equity interest involved in the business combinations set out in note 17 of the financial statements, the Company did not have any other assets transaction or enterprise merging.

IV.	COMPANY’S EQUITY INCENTIVE SCHEME AND ITS IMPACT

☐ Applicable ✓ Not applicable

V.	MAJOR CONNECTED TRANSACTION

✓ Applicable ☐ Not applicable

(1) Connected transaction in relation to Daily Operation

During the reporting period, apart from the connected transaction in relation to daily operation set out in note 18 of the financial statements, the Company had no other connected transaction in relation to daily operations.

(2) Connected transaction in relation to acquisition or disposal of assets

✓ Applicable ☐ Not applicable

During the reporting period, apart from the acquisition of equity interest in relation to business combinations set out in note 17 of the financial statement, the Company has no other connected transaction in relation to assets acquisition or disposal.

(3) Material connected transactions in relation to joint external investment

☐ Applicable ✓ Not applicable

(4) Related claims and debts

✓ Applicable ☐ Not applicable

(Unit: RMB thousand)
Related Parties	Relationship	Fund Provided to related party
		Opening balance	Addition	Closing balance
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	Wholly-owned subsidiary	9,080	—	9,080
Zengcheng Lihua Stock Company Limited	Controlling Subsidiary	14,580	—	14,580
Other entities/companies	Associate	110	—	110
Total		23,770	—	23,770
Addition to fund provided to the controlling shareholder and its subsidiaries by the Company during the reporting period (RMB)				—
Balance of fund provided to the controlling shareholder and its subsidiaries by the Company (RMB)				—
Impact of the related claim and debt on the operating results and financial position of the Company		No significant impact on the operating results and financial position of the Company

VI.	MATERIAL CONTRACTS AND IMPLEMENTATION

(1) Trust, contracted businesses and leasing affairs

☐ Applicable ✓ Not applicable

(2) Guarantees

☐ Applicable ✓ Not applicable

(3) Other Material Contracts or Transactions

During the reporting period, the Company did not enter into any other material contracts or transactions.

VII.	FULFILLMENT OF COMMITMENTS

✓ Applicable ☐ Not applicable

Commitments made by the listed company, shareholders with shareholdings above 5%, controlling shareholders and de facto controllers during or continued into the reporting period.

Background	Type	Parties	Contents of the Commitment	Date and term of commitment	Execution time limit	Strict Compliance
Commitment related to IPO	Resolve industry competition	GRGC	GRGC and any of its subsidiaries will not engage, directly or indirectly, by any means, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation operational assets and businesses of Guangzhou-Pingshi Railway, GRGC and any of its subsidiaries will not compete with the Company either.	—	No	Yes
Commitment related to IPO	Resolve connected transactions	GRGC	GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as the largest shareholder and behaving in a manner that is detrimental to the interests of the Company.	—	No	Yes
Other commitments	other	GRGC	GRGC leased the occupied land in the Guangzhou-Pingshi section to the Company after the acquiring of such land by means of authorized operation. The leasing agreement entered into by the Company and GRGC became effective on January 1, 2007, pursuant to which, the land use right for the Guangzhou-Pingshi Railway line was leased to the Company by GRCG for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million.	20 years	Yes	Yes
Other Commitments	other	GRGC	GRGC has issued a letter of commitment to our Company in October 2007, in relation to the enhancement of the management of undisclosed information.	October 2007	No	Yes

VIII.	ENGAGEMENT AND DISMISSAL OF ACCOUNTING FIRMS

✓ Applicable ☐ Not applicable

On May 28, 2015, the Company convened the 2014 Annual General Meeting of Shareholder in which resolutions were passed to duly appoint PricewaterhouseCoopers Zhong Tian LLP as the Company’s auditor in the PRC and PricewaterhouseCoopers as the Company’s international auditor for 2015.

XI.	PUNISHMENT ON THE COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARES, DE FACTO CONTROLLER, PURCHASER AND THE RECTIFICATION THEREOF

☐ Applicable ✓ Not applicable

X.	CONVERTIBLE COMPANY BOND

☐ Applicable ✓ Not applicable

XI.	CORPORATE GOVERNANCE

(1) Summary of Corporate Governance

Since the listing of the Company on the SEHK and the NYSE in 1996 and on the SSE in 2006, the Company has been continuously improving its corporate governance structure, perfecting the internal control and management systems, enhancing information disclosures and regulating its operation in accordance with the relevant domestic and overseas listing rules and regulatory requirements. General meeting, the Board and the Supervisory Committee of the Company have clearly defined powers and duties, each assuming and performing its specific responsibilities and making its own decisions in an independent, efficient and transparent manner. Currently, there is no material difference between the status quo of the Company’s corporate governance structure and the regulatory documents of the regulatory authorities of the place of listing of the Company’s stocks related to corporate governance of listed company.

During the reporting period, according to the regulatory requirements in relation to the internal control of listed companies from domestic and overseas securities regulatory bodies, the Company has completed the self-assessment on internal control and relevant auditing for the year 2014, and made amendments to the Articles of Association and Rules of Procedure for Shareholders’ Meetings, taking a further step to improve the Company’s corporate governance and internal control, promoting the Company’s sound and sustainable development.

During the reporting period, in view of the highly centralized and systematic transportation management over the nationwide railway network, it is necessary for the Company’s largest shareholder, GRGC, to obtain the Company’s financial information, in order to exercise its administrative functions as an industry’s leader according to the law and administrative regulations. In this regard, the Company has been providing GRGC its monthly financial data summaries during the reporting period. Accordingly, the Company meticulously reinforced the management of undisclosed information in accordance with the requirements under the System for the Management of Inside Information and Insiders, and timely reminded the shareholders of their duties in relation to information confidentiality and prevention of insider transactions.

Improvement of corporate governance is a long-term systematic project, which needs continuous improvement and enhancement. The Company will, as it has always had, continue to promptly update and improve its internal systems according to the relevant regulations, timely discover and solve problems, strengthen its management basis and enhance its awareness of standardized operation and level of governance to promote the regulated, healthy and sustainable development of the Company.

(2) The Board

The Board comprises nine members, including three independent non-executive Directors. The executive Directors have years of experience in the railway industry. The independent non-executive Directors come from various industries with different backgrounds and rich experiences and they all possess appropriate professional qualifications in accounting or related fields.

The Board has established the audit committee and the remuneration committee to supervise relevant affairs of the Company. Each committee has specific responsibilities, reports to and gives advice to the Board on a regular basis.

(3) Audit committee

Members of the audit committee were appointed by the Board. It consists of three independent non- executive Directors, namely, Mr. Chen Song (chairman of audit committee), Mr. Jia Jianmin and Mr. Wang Yunting. They possess appropriate academic and professional qualifications or related financial management expertise. The secretary to the Board, Mr. Guo Xiangdong is the secretary of the audit committee.

According to the requirements of the Terms of Reference of Audit Committee of the Company, the principal duties of the audit committee include but are not limited to reviewing the financial performance of the Company and its subsidiaries, confirming the nature and scope of audit as well as supervising the establishment of the internal control and compliance with the relevant laws and regulations. It shall also discuss matters raised by the internal auditors, external auditors and regulatory authorities to ensure that appropriate auditing recommendations are implemented. The audit committee has been provided with adequate resources from the Company to perform its duties.

The 2015 interim report (including the unaudited interim financial statements for the 6 months ended June 30, 2015) of the Company has been reviewed by the audit committee.

(4) Remuneration committee

Members of the remuneration committee were appointed by the Board. It consists of three independent non-executive Directors and two executive Directors, namely, Mr. Wu Yong, Mr. Shen Yi, Mr. Chen Song (chairman of remuneration committee), Mr. Jia Jianmin and Mr. Wang Yunting.

According to the requirements of the Terms of Reference of Remuneration Committee of the Company, the principal duties of the remuneration committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors of the Company. The remuneration policy of the Company seeks to provide, in accordance with the Company’s business development strategy, reasonable remuneration to attract and retain high caliber executives. The remuneration committee shall obtain the benchmark information from internal and external sources in relation to market remuneration standard, packages offered in the industry and consider the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments and recommending the Directors’ and the Supervisors’ emoluments to the Board. The remuneration committee is provided with adequate resources from the Company to perform its duties.

(5) Compliance with the Corporate Governance Code

The Company is always committed to maintaining high standards of corporate governance. During the reporting period, apart from the provision of the Corporate Governance Code on the establishment of a nomination committee, as far as the Company and its Directors are aware, the Company has complied with the relevant provisions set out in the Corporate Governance Code in Appendix 14 to the Listing Rules of the SEHK.

As at the end of the reporting period, the Board decided not to set up a nomination committee after prudent consideration of the policy environment and background of the industry to which the Company belongs as well as the corporate governance structure of the Company over a long time. According to the requirements of the Company’s Articles and the Procedures for Shareholders to Propose a Person for Election as Director, upon expiration of the term of a Director or there is a vacancy for Director, shareholders individually or collectively holding three percent or above of the issued shares of the Company may nominate a candidate for non-independent Director by way of written proposal to the Company; shareholders individually or collectively holding one percent or above of the issued shares of the Company may nominate a candidate for an independent Director by way of written proposal to the Company. Directors of the Company shall be elected at general meetings for a term of office of three years. Upon expiration of his term, Director shall be entitled to be re-elected.

(6) Securities transactions by Directors, Supervisors and senior management and interests on competitive business

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules of the SEHK and the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management of Listed Companies and the Changes Thereof (Zheng Jian Gong Si Zi [2007] No. 56) of CSRC as its own code of conduct regarding securities transactions of the Directors. The Company formulated the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management of Guangshen Railway Company Limited and the Changes Thereof, which was approved at the 22nd meeting of the fourth session of the Board.

After making specific enquiries with all the Directors, Supervisors and senior management, the Company confirms that during the reporting period, all the Directors, Supervisors and senior management have complied with the required standard set out in the above-mentioned code, rules and regulations and system requirements.

After making specific enquiries with all the executive Directors, non-executive Directors and Supervisors, the Company confirms that during the reporting period, none of the executive Directors, non-executive Directors and Supervisors has held any interests in businesses that compete or may compete with the businesses of the Company directly or indirectly.

XII.	EXPLANATION OF OTHER MATERIAL EVENTS

(1) The Board’s explanation of the reasons and implications for the changes in accounting policies, accounting assumptions and auditing method and its analysis of the effects

☐ Applicable ✓ Not applicable

(2) The Board’s Analysis and Explanation on the reasons and implications of rectification of material accounting errors of previous accounting periods

☐ Applicable ✓ Not applicable

(3) Other

During the reporting period, there is no need for the Company to explain any other material event.

Chapter 6

Changes in Share Capital and Particulars of Shareholders

I.	PARTICULARS OF CHANGES IN SHARE CAPITAL

(1) Changes in share capital

During the reporting period, there was no change in the Company’s total number of shares and structure of share capital.

(2) Changes in shares with selling restrictions.

☐ Applicable ✓ Not applicable

II.	PARTICULARS OF SHAREHOLDERS

(1) Number of shareholders

Number of shareholders as at the end of the reporting period (number)	378,152

(2) Shareholdings of the top ten shareholders and top ten holders of tradable shares (or holders of shares without selling restrictions) up to the end of the reporting period

Unit: share
Particulars of the shareholding of the top ten shareholders
	Number of shares held at the end	Percentage	Number of shares with selling restriction	Number of share in pledge or frozen		Nature of
Name of shareholders (full name)	of the period	(%)	held	Status	Number	shareholder
Guangzhou Railway (Group) Company	2,629,451,300	37.12	—	Nil	—	State-owned legal person
HKSCC NOMINEES LIMITED (Note)	1,431,651,545	20.21	—	Unknown	—	Foreign Legal Person
Kuwait State Investment Bureau — Self fund	44,510,313	0.63	—	Unknown	—	Other
Taiyuan Iron & Steel (Group) Company Limited	30,781,989	0.43	—	Unknown	—	State-owned legal person
Nationwide Social Security Fund — Portfolio	21,083,500	0.30	—	Unknown	—	Other
Minsheng Life Insurance Co. Ltd. — Traditional Insurance Product	20,300,415	0.29	—	Unknown	—	Domestic non state-owned legal person
ICBC — Harvest Cycle Select Equity Securities Investment Fund	19,999,996	0.28	—	Unknown	—	Other
Han Chao Dong	19,454,803	0.27	—	Unknown	—	Domestic Natural Person
China Resource SZITIC Trust Co — Minsen H Securities Collective Investment Trust Scheme	15,284,863	0.22	—	Unknown	—	State-owned legal person
ICBC — Penghua Reform Benefits Equity Securities Investment Fund	13,744,939	0.19	—	Unknown	—	Other

Top Ten Holders of Shares without Selling Restrictions
Shareholders’ name (Full name)	Number of shares without selling	Class and number of the Shares
	restriction held	Class	Number
Guangzhou Railway (Group) Company	2,629,451,300	RMB ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED (Note)	1,431,651,545	RMB ordinary shares	24,494,764
		overseas listed foreign shares	1,407,156,781
Kuwait State Investment Bureau — Self fund	44,510,313	RMB ordinary shares	44,510,313
Taiyuan Iron & Steel (Group) Company Limited	30,781,989	RMB ordinary shares	30,781,989
Nationwide Social Security fund — Portfolio	21,083,500	RMB ordinary shares	21,083,500
Minshen Life insurance Limited — Traditional Insurance Product	20,300,415	RMB ordinary shares	20,300,415
ICBC — Harvest Cycle Select Equity Securities Investment Fund	19,999,996	RMB ordinary shares	19,999,996
Han Chao Dong	19,454,803	RMB ordinary shares	19,454,803
China Resource SZITIC Trust Co — Minsen H Securities Collective Investment Trust Scheme	15,284,863	RMB ordinary shares	15,284,863
ICBC — Penghua Reform Benefits Equity Securities Investment Fund	13,744,939	RMB ordinary shares	13,744,939
Statement regarding connected relationship or concerted action of the above shareholders	Except that both ICBC — Harvest Cycle Select Equity
Securities Investment Fund and ICBC — Penghua Reform
Benefits Equity Securities Investment Fund
are managed by Industrial and
Commercial Bank of China Limited, the Company is not
aware of any of the other shareholders above are
connected or acting in concert as defined in “Measures on
	Administration of Acquisitions of Listed Companies.”

Note:	HKSCC NOMINEES LIMITED represents , holding 24,494,764 A Shares and 1,407,156,781 H Shares of the Company, representing 0.43% of the A Shares and 98.31% of the H Shares in issue of the Company. These shares were held on behalf of various clients respectively.

(3) So far as the Directors, Supervisors and senior management of the Company are aware, at the end of the reporting period, the following persons, other than Directors, Supervisors and senior management of the Company, held interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO (Chapter 571 of the Laws of Hong Kong) as follows:

					Unit: share
Name of shareholder	Class of Shares	Number of Shares held		Capacity	Percentage of issued share capital of the same class (%)		Percentage of total share capital (%)
Guangzhou Railway (Group) Company	A share	2,629,451,300	(L)	Beneficial owner	46.52	(L)	37.12	(L)
FIL Limited	H share	170,080,000	(L)	Investment manager	11.88	(L)	2.40	(L)
BlackRock, Inc.	H Share	130,772,570	(L)	Corporate interest	9.14	(L)	1.85	(L)
		11,982,400	(S)	controlled by substantial shareholder	0.84	(S)	0.17	(S)

Note: The letter ‘L’ denotes a long position; ‘S’ denotes a short position; and ‘P’ denotes the lending pool.

(4) Strategic Investors or ordinary legal person becoming top 10 shareholders by way of placing of new shares

☐ Applicable ✓ Not applicable

III.	CHANGES IN LARGEST SHAREHOLDER AND DE FACTO CONTROLLER

☐ Applicable ✓ Not applicable

IV.	OTHER CORPORATE SHAREHOLDERS WITH A SHAREHOLDING OF 10% OR ABOVE

As at the end of the reporting period, apart from the aforesaid largest shareholder, there was no other corporate shareholder with a shareholding of 10% or above in the Company (except for HKSCC NOMINEES LIMITED).

V.	PUBLIC FLOAT

As at the end of the reporting period, the public float of the Company was in compliance with the requirements of the relevant rules on the sufficiency of public float.

VI.	REPURCHASE, SALE OR REDEMPTION OF THE LISTED SHARES OF THE COMPANY

As of the end of the reporting period, there was no repurchase, sale or redemption by the Company, or any of its subsidiaries, of the listed shares of the Company.

VII.	PRE-EMPTIVE RIGHT

Under the Articles of the Company and the PRC Laws, there is no pre-emptive right, which requires the Company to offer new shares to its existing shareholders on a pro rata basis.

VIII.	TRANSACTIONS INVOLVING ITS OWN SECURITIES

As at the end of the reporting period, none of the Company and its subsidiaries has issued or granted any convertible securities, options, warrants or other similar rights, and redeemable securities.

Chapter 7

Directors, Supervisors, Senior Management and Employees

I.	CHANGES IN SHAREHOLDINGS

(1) Changes in shareholdings of directors, supervisors, and senior management (current and resigned during the reporting period)

☐ Applicable ✓ Not applicable

(2) Granting of share options to Directors, supervisors, and senior management (current and resigned during the reporting period)

☐ Applicable ✓ Not applicable

II.	CHANGES OF DIRECTORS, SUPERVISORS, AND SENIOR MANAGEMENT

✓ Applicable ☐ Not applicable

Name	Capacity	Changes	Reason of the Change
Chen Jianping	Director	Election	Being Elected
Huang Xin	Director	Resignation	Change of position
Zhou Shangde	Supervisor representing employees	Election	Being Elected
Chen Jianping	Supervisor representing employees	Resignation	Change of Position

Chen Jianping, male, born in November 1966, is currently a non-executive Director of the Company. Mr. Chen graduated with a major in finance management, held a master degree and a political officer title. Mr. Chen used to work at GRGC and the Company. Mr. Chen served as the office secretary of the trade union of GRGC, director of the logistic department of the Company, deputy secretary of the party committee and concurrently the secretary of committee for disciplinary inspection of the passenger transportation business unit of the Company, deputy office manager of the Company, chairman of the trade union of the mechanized line center of GRGC. From 2007 to October 2012, he had served as the section chief of Guangzhou Passenger Transportation Division, and from November 2012 to October 2013, he had been the general manager of diversified operation and development center, deputy secretary of the party committee and director of various operation and management offices of GRGC. From November 2013 to September 2014, he served as the stationmaster of Shenzhen North station. Since October 2014, he has been chief of the passenger transport department of GRGC.

Zhou Shangde, male, was born in December 1970 and is currently the Company’s Supervisor representing employees. Mr. Zhou graduates from Central Party School of Central Committee of the CPC with a master degree and holds a political officer title. Before July 2007, Mr. Zhou successively served as the secretary of the Communist Youth League of the then Shenzhen North Station (Now Sungang Station), deputy chief of the organization and human resources department, director of the Party committee office, chairman of the trade union of the integrated service center of the Company, etc.. Between July 2007 and March 2011, Mr. Zhou successively served as deputy head of the human resource office, deputy office manager and concurrently director of the reception office, chief party secretary of office administration of GRGC, etc.. From March 2011 to December 2014, Mr. Zhou served successively as party secretary and station master of Shenzhen station, etc.. He has been the station master of the Shenzhen North Station from December 2014 till present.

Apart from the above disclosed, Mr. Chen Jianping and Mr. Zhou Shangde (i) are not related to other Directors, supervisors, senior management, substantial shareholders or controlling shareholder; (ii) do not hold interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Part XV of the SFO, (iii) possess no other major appointment or professional qualification, and (iv) did not hold any directorship in other listed public companies in the past three years, the securities of which are listed on any securities market in Hong Kong or overseas.

The terms of office for Mr. Chen Jianping is the remaining term of the seventh session of the Board. To fulfill the requirement of the Company’s remuneration package for the seventh session of the Board, Mr. Chen Jianping shall not receive any remuneration, but will be entitled to an annual allowance of RMB12,000. The terms of office for Mr. Zhou Shangde is the remaining term of the seventh session of Supervisory Committee. Mr. Zhou Shangde shall not receive any remuneration, but will be entitled to an annual allowance of RMB10,000.

III.	EQUITY INTERESTS OF DIRECTORS, SUPERVISORS OR CHIEF EXECUTIVES

As at the end of the reporting period, there was no record of interests or short positions (including the interests and short positions which were taken or deemed to have under the provisions of the SFO) of the Directors, Supervisors or chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company had not received notification of such interests or short positions from any Director, Supervisor or chief executives of the Company as required to be made to the Company and the SEHK pursuant to the Model Code in Appendix 10 to the Listing Rules of the SEHK. None of the Company’s Directors, Supervisors or chief executives or their respective spouses or children under the age of 18 was granted by the Company any right to subscribe for any shares or debentures of the Company.

Other companies in which Directors, Supervisors or chief executives of the Company were directors or employees did not have interests in shares and underlying shares of the Company required to be disclosed to the Company under Sections 2 and 3 of Part XV of the SFO.

IV.	INFORMATION OF EMPLOYEES

(1) Number of employees

As at the end of the reporting period, the Company has a total of 36,655 employees, representing a decrease of 646 employees compared with 37,301 employees as at last year’s end. The major reason for such decrease is the natural wastage due to employees reaching their retirement.

(2) Remuneration policy

The Company implements salary budget management, under which an annual salary budget is formulated at the beginning of each year jointly by the budget department and labor department of the Company. Budget is first discussed and approved at the meeting of the general manager’s office, and then is organized for implementation by the labor department of the Company after being considered and approved by the Board.

Salary of the Company’s staff is mainly comprised of basic salary, performance-based salary and benefit plans. Basic salary includes post salaries, skill salaries and various allowances and subsidies accounted for under salaries payable as required. Performance-based salary refers to salaries calculated on the basis of economic benefits and social benefits, or piece rates calculated on the basis of workload, or performance based salary calculated on the basis of the performance of the staff at the position. Benefit plans include various social insurance and housing funds paid as required by the relevant policies.

In the process of staff salary allocation, the Company always adheres to the principles of allocation based on labor, efficiency-orientation and fairness. It follows that allocation of staff salary is determined on the premises of macro-control, on the basis of post labor assessment, and on the foundation of staff performance assessment, which fully bring out the importance of allocation arrangement in the incentive system of the Company and motivate the staff’s initiative.

During the reporting period, the total wages and benefits paid by the Company to its employees is RMB2,449 million.

(3) Training Plan

Training of the Company mainly includes training on post standardization, adaptability and continuing education. During the first half of 2015, a total of 351,770 persons participated in trainings, and the expense for training is RMB 11.5 million.

(4) Employee insurance and benefits plan

Pursuant to applicable national policies and industrial regulations, the Company provides the employees with a series of insurance and benefits plan that mainly include: housing fund, retirement pension (basic medical insurance, supplemental retirement pension), medical insurance (basic medical insurance, supplemental medical insurance, birth medical insurance), work-related injury insurance and unemployment insurance.

Chapter 8

Financial Statements

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2015

	Note	As at 30 June 2015 RMB’000	As at 31 December 2014 RMB’000
		(Unaudited)	(Audited)

ASSETS
Non-current assets
Fixed assets	7	23,478,337	24,179,210
Construction-in-progress	7	502,640	401,434
Prepayments for fixed assets and construction-in-progress		19,351	13,499
Leasehold land payments		963,154	668,005
Goodwill		281,255	281,255
Investments in associates		167,347	147,102
Deferred tax assets		73,497	67,584
Long-term prepaid expenses		16,727	22,004
Available-for-sale investments		53,826	53,826
Long-term receivable		31,184	30,197

		25,587,318	25,864,116

Current assets
Materials and supplies, at cost		369,983	400,509
Trade receivables	8	2,330,399	2,313,405
Prepayments and other receivables, net		183,962	189,576
Short-term deposits		104,000	104,000
Cash and cash equivalents		1,996,691	1,665,057

		4,985,035	4,672,547

Total assets		30,572,353	30,536,663

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	9	7,083,537	7,083,537
Share premium		11,562,738	11,562,738
Other reserves		2,596,783	2,596,783
Retained earnings		5,613,345	5,502,785

		26,856,403	26,745,843
Non-controlling interests		(12,569)	40,617

Total equity		26,843,834	26,786,460

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (Continued)

AS AT 30 JUNE 2015

	Note	As at 30 June 2015 RMB’000	As at 31 December 2014 RMB’000
		(Unaudited)	(Audited)

LIABILITIES
Non-current liabilities
Deferred tax liabilities		72,619	—
Deferred income related to government grants		87,529	88,771
Employee benefits obligations	10	—	—

		160,148	88,771

Current liabilities
Trade payables	11	1,181,800	1,438,444
Payables for fixed assets and construction-in-progress		601,076	1,094,814
Dividends payable		368,492	548
Income tax payable		137,057	157,865
Accruals and other payables		1,279,946	969,761

		3,568,371	3,661,432

Total liabilities		3,728,519	3,750,203

Total equity and liabilities		30,572,353	30,536,663

Net current assets		1,416,664	1,011,115

Total assets less current liabilities		27,003,982	26,875,231

The accompanying notes on pages 37 to 58 form an integral part of this interim condensed consolidated financial information.

Wu Yong	Shen Yi
Director	Director

INTERIM CONDENSED CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2015

		For the six months ended 30 June
	Note	2015 RMB’000	2014 RMB’000
		(Unaudited)	(Unaudited)

Revenue from railroad businesses
Passenger		3,486,531	3,500,884
Freight		820,184	850,347
Railway network usage and other transportation related services		2,591,426	2,393,696

		6,898,141	6,744,927

Revenue from other businesses		477,090	423,203

Total revenue	6	7,375,231	7,168,130

Operating expenses
Railroad businesses		(6,139,771)	(6,191,821)
Other businesses		(450,455)	(425,483)

Total operating expenses		(6,590,226)	(6,617,304)

Impairment loss		(115,081)	(46)
Other expense and other losses — net		(17,910)	(23,955)

Profit from operations		652,014	526,825

Finance costs		(71)	(90,678)
Share of results of associates		1,136	1,274

Profit before income tax		653,079	437,421

Income tax expense	13	(190,199)	(108,758)

Profit for the period		462,880	328,663

INTERIM CONDENSED CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (Continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

		For the six months ended 30 June
	Note	2015 RMB’000		2014 RMB’000
		(Unaudited)		(Unaudited)

Other comprehensive income			—		—

Total comprehensive income for the period, net of tax			462,880		328,663

Profit attributable to:
Equity holders of the Company			464,737		328,720
Non-controlling interests			(1,857)		(57)

			462,880		328,663

Total comprehensive income attributable to:
Equity holders of the Company			464,737		328,720
Non-controlling interests			(1,857)		(57)

			462,880		328,663

Earnings per share for profit attributable to the equity holders of the Company during the period
— Basic and diluted	14	RMB	0.066	RMB	0.046
Dividends	15		—		—

The accompanying notes on pages 37 to 58 form an integral part of this interim condensed consolidated financial information.

Wu Yong	Shen Yi
Director	Director

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2015

Attributable to equity holders of the Company
	Share capital RMB’000	Share premium RMB’000	Statutory surplus reserve RMB’000	Discretionary surplus Reserve RMB’000	Other Reserve RMB’000	Retained earnings RMB’000	Total RMB’000	Non- controlling interests RMB’000	Total equity RMB’000

Balance at 1 January 2015	7,083,537	11,562,738	2,292,724	304,059	—	5,502,785	26,745,843	40,617	26,786,460

Total comprehensive income	—	—	—	—	—	464,737	464,737	(1,857)	462,880
Business combination (Note 17)	—	—	—	—	—	—	—	(49,902)	(49,902)
Special reserve-Safety Production Fund	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	96,430	(96,430)	—	—	—
Utilisation	—	—	—	—	(96,430)	96,430	—	—	—
Dividends relating to 2014	—	—	—	—	—	(354,177)	(354,177)	(1,427)	(355,604)

Balance at 30 June 2015	7,083,537	11,562,738	2,292,724	304,059	—	5,613,345	26,856,403	(12,569)	26,843,834

Balance at 1 January 2014	7,083,537	11,562,777	2,226,688	304,059	—	5,473,483	26,650,544	43,821	26,694,365

Total comprehensive income	—	—	—	—	—	328,720	328,720	(57)	328,663
Special reserve-Safety Production Fund	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	104,125	(104,125)	—	—	—
Utilisation	—	—	—	—	(104,125)	104,125	—	—	—
Dividends relating to 2013	—	—	—	—	—	(566,683)	(566,683)	—	(566,683)

Balance at 30 June 2014	7,083,537	11,562,777	2,226,688	304,059	—	5,235,520	26,412,581	43,764	26,456,345

The accompanying notes on pages 37 to 58 form an integral part of this interim condensed consolidated financial information.

Wu Yong	Shen Yi
Director	Director

INTERIM CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2015

	For the six months ended 30 June
	2015 (Unaudited)	2014 (Unaudited)

Cash flows from operating activities
Cash generated from operations	1,331,609	970,725
Income tax paid	(218,002)	(301,723)

Net cash generated from operating activities	1,113,607	669,002

Cash flows from investing activities
Proceeds from disposal of fixed assets, leasehold land	225	147
Interest received	1,540	65,326
Dividends received	—	4,904
Decrease in short-term deposits with maturities more than three months, net	—	568,600
Payments for acquisition of fixed assets and construction-in-progress and long-term prepaid expenses; and prepayments for fixed assets, net of related payables	(716,280)	(532,730)
Payment for business combination, net of cash acquired	(48,222)	(79,897)
Capital injection in an associate	(19,110)	—

Net cash (used in)/generated from investing activities	(781,847)	26,350

Cash flows from financing activities
Dividends paid to the Company’s shareholders	(126)	—
Payments for management fee of bond payables	—	(100)

Net cash used in financing activities	(126)	(100)

Net increase in cash and cash equivalents	331,634	695,252

Cash and cash equivalents at beginning of the period	1,665,057	412,678

Cash and cash equivalents at end of the period	1,996,691	1,107,930

The accompanying notes on pages 37 to 58 form an integral part of this interim condensed consolidated financial information.

Wu Yong	Shen Yi
Director	Director

Notes to the Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2015

(All amounts expressed in Renminbi unless otherwise stated)

1.	GENERAL INFORMATION

Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”), certain subsidiaries of the Predecessor, and Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.

The Predecessor was controlled by and was under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996, the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”), for the exchange of assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (the “GEDC”).

In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares), in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).

In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business (“Yangcheng Railway Business”) of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between two cities, Guangzhou and Pingshi in the Southern region of the PRC.

Before March 2013, the Ministry of Railway of the PRC (“MOR”) was the controlling entity of the Company’s single largest shareholder (i.e. Guangzhou Railway Group). In addition, it was the government authority which governed and monitored the railway business centrally within the PRC.

On 14 March 2013, pursuant to an approved plan of the State Council of the PRC on the State Council Institutional Reform, Transformation of Government Functions and Approval On Setting Up China Railway Company (“Approval”), the previous controlling entity of Guangzhou Railway Group, MOR, was dissolved. The administrative function of MOR was transferred to the Ministry of Transport and a newly established National Railway Bureau. The business functions and all related assets, liabilities and human resources functions were transferred to the China Railway Corporation (“CRC”). Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously will be transferred to the CRC. Once the transfer is completed, the actual controlling entity of the Company’s largest shareholder will become CRC (See Note 19 for more details).

The principal activities of the Group are the provision of passenger and freight transportation on railroad. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.

1.	GENERAL INFORMATION (Continued)

The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China. The business license for the Company will expire in 2056.

The English names of all companies listed in the interim financial information are direct translation of their registered names in Chinese.

As at 30 June 2015, the Company had direct or indirect interests in the following subsidiaries which are incorporated/established and are operating in the PRC:

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company		Paid-in capital		Principal activities
		Directly	Indirectly

Dongguan Changsheng Enterprise Company Limited	22 May 1992	51%	—	RMB	38,000,000	Warehousing
Shenzhen Fu Yuan Enterprise Development Company Limited	1 November 1991	100%	—	RMB	18,500,000	Hotel management
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	11 September 1993	100%	—	RMB	10,000,000	Cargo loading and unloading, warehousing, freight transportation
Shenzhen Nantie Construction Supervision Company Limited	8 May 1995	67.46%	9.20%	RMB	3,000,000	Supervision of construction projects
Shenzhen Railway Property Management Company Limited	13 November 2001	—	100%	RMB	3,000,000	Property management
Shenzhen Guangshen Railway Travel Service Ltd.	16 August 1995	75%	25%	RMB	2,400,000	Travel agency
Shenzhen Shenhuasheng Storage and Transportation Company Limited	2 January 1985	41.50%	58.50%	RMB	2,000,000	Warehousing, freight transport and packaging agency services
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	7 March 2002	—	100%	RMB	2,000,000	Catering management
Shenzhen Railway Station Passenger Services Company Limited	18 December 1986	100%	—	RMB	1,500,000	Catering services and sales of merchandise
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	23 November 1992	100%	—	RMB	1,020,000	Sales of merchandises
Guangzhou Railway Huangpu Service Company Limited	15 March 1985	100%	—	RMB	379,000	Cargo loading and unloading, warehousing, freight transportation
Zengcheng Lihua Stock Company Limited	30 July 1992	44.72%	—	RMB	107,054,682	Real estate construction, provision of warehousing, cargo uploading and unloading services

This interim condensed consolidated financial information was approved for issue on 26 August 2015.

This interim condensed consolidated financial information has not been audited.

2.	BASIS OF PREPARATION

This interim condensed consolidated financial information for the six months ended 30 June 2015 has been prepared in accordance with International Accounting Standard (“IAS”) 34, ‘Interim financial reporting’. The interim condensed consolidated financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) and the disclosure requirements of The Stock Exchange of Hong Kong Limited and the Hong Kong Companies Ordinance. The interim condensed consolidated financial information have been prepared under the historical cost convention.

3.	ACCOUNTING POLICIES

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2014, as described in those annual financial statements.

Amendments to IFRSs effective for the financial year ending 31 December 2015 do not have a material impact on the Group.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2015 and have not been early adopted:

Effective for annual periods beginning on or after

IAS 1 (Amendments)	Disclosure initiative	1 January 2016
IAS 16 and HKAS 38 (Amendments)	Clarification of acceptable methods of depreciation and amortisation	1 January 2016
IAS 27 (Amendments)	Equity method in separate financial statements	1 January 2016
IFRS 10 and IAS 28 (Amendments)	Sale or contribution of assets between an investor and its associate or joint venture	1 January 2016
IFRS 11 (Amendments)	Accounting for acquisitions of interests in joint operation	1 January 2016
Annual improvements 2014	Changes from the 2012-2014 cycle of the annual improvements project	1 January 2016
IFRS 9	Financial instruments	1 January 2018
IFRS15	Revenue from contracts with customers	1 January 2018

The directors of the Company are in the process of making an assessment of the impact of these new and amended/revised standards and amendments to the financial statements of the Group.

4.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

•	The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

•	The interim condensed consolidated financial information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2014.

•	There have been no changes in the risk management department since year end or in any risk management policies.

(b)	Liquidity risk

•	Compared to year end, there was no material change in the contractual undiscounted cash out flows for financial liabilities.

(c)	Fair value estimation

According to IFRS 13 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

As at 30 June 2015, the Group did not have any financial instruments that were measured at fair value.

5.	ESTIMATES

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing this interim condensed consolidated financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2014.

6.	SEGMENT INFORMATION

The chief operating decision-makers have been identified as senior executives. Senior executives review the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

Senior executives consider the business from a perspective of revenue and operating results generated from railroad and related business conducted by the Company (“the Company’s Business”). Other segments mainly include provision of on-board catering services, warehousing services, hotel management services and sales of merchandises provided by the subsidiaries of the Group. Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.

The segment results for the six months ended 30 June 2015 and 30 June 2014 are as follows:

	For the six months ended 30 June
	The Company’s Business		All other segments		Elimination		Total
	2015	2014	2015	2014	2015	2014	2015	2014
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Segment revenue
– Railroad Businesses	6,898,141	6,744,927	—	—	—	—	6,898,141	6,744,927
– Other Businesses	277,706	212,645	215,727	232,313	(16,343)	(21,755)	477,090	423,203
– Inter-segment revenue	—	—	—	—	—	—	—	—

Total revenue	7,175,847	6,957,572	215,727	232,313	(16,343)	(21,755)	7,375,231	7,168,130

Segment result	693,324	427,161	(36,693)	8,986	(3,552)	1,274	653,079	437,421

Finance costs	(12)	90,590	83	88	—	—	71	90,678
Share of results of associates	1,136	1,274	—	—	—	—	1,136	1,274
Depreciation	716,810	706,423	3,988	3,111	—	—	720,798	709,534
Amortisation of leasehold land payments	8,974	9,220	4,810	460	—	—	13,784	9,680
Amortisation of long-term prepaid expenses	6,913	6,316	163	159	—	—	7,076	6,475
Impairment of fixed assets	80,393	—	—	—	—	—	80,393	—
Impairment of materials and supplies	11,328	—	—	—	—	—	11,328	—
Impairment of goodwill	4,703	—	16,014	—	—	—	20,717	—
Provision of impairment of receivables	2,643	46	—	—	—	—	2,643	46

6.	SEGMENT INFORMATION (Continued)

A reconciliation of segment result to profit for the period is provided as follows:

	For the six months ended 30 June
	The Company’s Business		All other segments		Elimination		Total
	2015	2014	2015	2014	2015	2014	2015	2014
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Segment result	693,324	427,161	(36,693)	8,986	(3,552)	1,274	653,079	437,421
Income tax expense	(177,397)	(105,972)	(12,802)	(2,786)	—	—	(190,199)	(108,758)

Profit for the period	515,927	321,189	(49,495)	6,200	(3,552)	1,274	462,880	328,663

The accounting policies of the operating segment are the same as the Group’s accounting policies disclosed in note 3. The Group is domiciled in the PRC. All the Group’s revenues are generated in the PRC, and the total assets are also located in the PRC.

	The Company’s Business		All other segments		Elimination		Total
	As at 30 June 2015 RMB’000 (Unaudited)	As at 31 December 2014 RMB’000 (Audited)	As at 30 June 2015 RMB’000 (Unaudited)	As at 31 December 2014 RMB’000 (Audited)	As at 30 June 2015 RMB’000 (Unaudited)	As at 31 December 2014 RMB’000 (Audited)	As at 30 June 2015 RMB’000 (Unaudited)	As at 31 December 2014 RMB’000 (Audited)

Total segment assets	30,150,721	30,498,118	593,623	234,430	(171,991)	(195,885)	30,572,353	30,536,663

Total segment assets include:
Investments in associates	167,347	147,102	—	—	—	—	167,347	147,102
Additions to non-current assets (other than financial instruments and deferred tax assets)	208,593	1,376,436	334,414	3,302	—	—	543,007	1,379,738

Total segment liabilities	3,261,631	3,770,778	585,178	121,647	(118,290)	(142,222)	3,728,519	3,750,203

Revenues of approximately RMB1,036,097,000 (for the six months ended 30 June 2014: RMB862,409,000) are derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Company’s Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

7.	FIXED ASSETS AND CONSTRUCTION-IN-PROGRESS

	Six months ended 30 June
	2015 RMB’000	2014 RMB’000
	(Unaudited)	(Unaudited)

Opening net book amount as at 1 January	24,580,644	24,846,003
Additions	226,423	405,688
Disposal	(24,899)	(143,735)
Impairment	(80,393)	—
Depreciation	(720,798)	(709,534)

Closing net book amount as at 30 June	23,980,977	24,398,422

As at 30 June 2015, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB1,889,461,000 (31 December 2014: RMB1,921,120,000) had not been obtained by the Group. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of such buildings and it should not lead to any significant adverse impact on the operations of the Group.

As at 30 June 2015, fixed assets of the Group with an aggregate net book value of approximately RMB159,575,000 (31 December 2014: RMB85,941,000) had been fully depreciated but they were still in use.

8.	TRADE RECEIVABLES

	As at 30 June 2015 RMB’000 (Unaudited)	As at 31 December 2014 RMB’000 (Audited)

Trade receivables	2,338,756	2,320,408
Including: receivables from related parties	749,050	765,098
Less: Provision for doubtful accounts	(8,357)	(7,003)

	2,330,399	2,313,405

8.	TRADE RECEIVABLES (Continued)

The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. The aging analysis of the outstanding trade receivables is as follows:

	As at 30 June 2015 RMB’000 (Unaudited)	As at 31 December 2014 RMB’000 (Audited)

Within 1 year	2,097,380	1,950,885
Over 1 year but within 2 years	196,464	324,455
Over 2 years but within 3 years	15,135	17,444
Over 3 years	29,777	27,624

	2,338,756	2,320,408

9.	SHARE CAPITAL

As at 30 June 2015 and 31 December 2014, the total number of ordinary shares is 7,083,537 shares with a par value of RMB 1.00 per share:

30 June 2015 and 31 December 2014 RMB’000

Listed shares
— H Shares	1,431,300
— A Shares	5,652,237

7,083,537

There has been no movement of the authorised, issued and fully paid share capital during the period.

10.	EMPLOYEE BENEFITS OBLIGATIONS

	As at 30 June 2015 RMB’000 (Unaudited)	As at 31 December 2014 RMB’000 (Audited)

Retirement benefits obligations	28,827	44,928
Less: current portion included in accruals and other payables	(28,827)	(44,928)

	—	—

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.

With the acquisition of the Yangcheng Railway Business in 2007, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business. These obligations mainly include the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the acquisition.

These obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management’s current market assessment of the time value of money and risk specific to the obligation (the discount rate was determined with reference to market yields at the balance sheet date on high quality investments in the PRC).

The movement in the employee benefits obligations over the year is as follows:

	Six months ended 30 June
	2015 RMB’000 (Unaudited)	2014 RMB’000 (Unaudited)

At 1 January	44,928	113,733
Additions	—	32,410
Unwinding of interest	113	2,297
Payments	(16,214)	(64,388)

At 30 June	28,827	84,052

11.	TRADE PAYABLES

The aging analysis of trade payables based on the contracted payment date was as follows:

	As at 30 June 2015 RMB’000 (Unaudited)	As at 31 December 2014 RMB’000 (Audited)

Within 1 year	1,042,556	1,322,771
Over 1 year but within 2 years	105,665	68,497
Over 2 years but within 3 years	15,372	23,391
Over 3 years	18,207	23,785

	1,181,800	1,438,444

12.	OPERATING PROFIT

The following items of unusual nature, size or incidence have been charged to the operating profit during the period:

	Six months ended 30 June
	2015	2014
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Loss on disposal of fixed assets — net	(20,305)	(102,009)
Impairment loss on fixed assets (a)	(80,393)	—
Impairment loss on goodwill (Note 17)	(20,717)	—
Impairment loss on materials and supplies	(11,328)	—
Impairment loss on receivables	(2,643)	(46)

(a)	As at 30 June 2015, the management of the Company made an impairment loss of approximately RMB 80,393,000 against the carrying amounts of certain locomotives, which had ceased to be deployed for commercial operations due to technological changes and developments. The impairment loss reflects the portion of their carrying amounts in excess of their assessed recoverable amounts.

13.	INCOME TAX EXPENSE

An analysis of the current period taxation charges is as follows:

	Six months ended 30 June
	2015	2014
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Current income tax	197,154	98,475
Deferred income tax	(6,955)	10,283

	190,199	108,758

14.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the six months ended 30 June 2015 attributable to shareholders of RMB464,737,000 (2014: RMB328,720,000), divided by the weighted average number of ordinary shares outstanding during the period of 7,083,537,000 shares (2014: 7,083,537,000 shares). There were no dilutive potential ordinary shares as at period end and therefore the diluted earnings per share amount is the same as the basic earnings per share.

15.	APPROPRIATIONS TO RESERVES AND PROPOSED DIVIDENDS

No appropriation from retained earnings had been made to the statutory reserves for the six months ended 30 June 2015.

In March 2015, the Board of Directors declared a dividend of RMB0.05 per share in respect of the year ended 31 December 2014, totalling RMB354,176,850 (2014: RMB566,682,960), and it was approved by shareholders in the Annual General Meeting on 28 May 2015.

There was no interim dividend for the six months ended 30 June 2015 (2014: nil) proposed by the board of directors on 26 August 2015.

16.	COMMITMENTS

(a)	Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with a parcel of land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the lease term is 20 years, renewable at the discretion of the Group. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount capped at not exceeding RMB74,000,000 per year. For the six months ended 30 June 2015, the related lease rental paid and payable was RMB27,545,000 (2014: RMB26,981,000).

(b)	Capital commitments

As at 30 June 2015, the Group had the following capital commitments which are authorised but not contracted for, and contracted but not provided for:

	As at 30 June 2015 RMB’000 (Unaudited)	As at 31 December 2014 RMB’000 (Audited)

Authorised but not contracted for	1,176,107	1,309,633

Contracted but not provided for	286,506	146,979

A substantial amount of these commitments is related to the reform of railway stations or facilities relating to the existing railway lines operated by the Company. The related financing would be from self-generated operating cash flows and bank facilities.

17.	BUSINESS COMBINATIONS

In 2014, the Company entered into an agreement to acquire approximately 17.74% equity interest in Zengcheng Lihua Stock Company Limited (“Zengcheng Lihua”), a then existing associate of the Company. Upon completion of the acquisition, the Company began to hold 44.72% equity interests in Zengcheng Lihua in aggregate. According to the Articles of Association of Zengcheng Lihua, the remaining shareholders are natural person and any individual cannot hold equity interest in Zengcheng Lihua exceeding 0.5%, and all five directors of Zengcheng Lihua are to be appointed by the Company. Special resolutions of the shareholders have to be passed in shareholder’s meetings including but not limited to capital increase, bond issuance, merger, division, dissolution and liquidation of the company by more than two-thirds of the votes of shareholders attending the meetings. In addition, other resolutions have to be passed in the shareholder’s meeting based on more than half of the votes casted by the shareholders attending the meetings. As a result, the directors of the directors of the Company determine that the Company has the power to control the substantial financial and operating decisions of Zengcheng Lihua. On 12 February 2015, control of the assets and operations of Zengcheng Lihua was transferred to the Company, and the directors of the Company determined that it was the effective date of acquisition of Zengcheng Lihua and the results of the operations of Zengcheng Lihua began to be consolidated in the Group’s consolidated comprehensive income statement from that date onwards.

The following table summarizes the consideration paid for Zengcheng Lihua, the fair value of identifiable assets acquired and liabilities assumed at the acquisition date:

Zengcheng Lihua
RMB’000

Cash consideration paid	4,703
Cash consideration payable	—

Total consideration	4,703
Add: loss on the original 26.98% equity interest in Zengcheng Lihua based on revaluation made on the acquisition date	(24,355)

Total consideration	(19,652)
Less: share of fair value of recognised amounts of identifiable assets and liabilities	40,369

Goodwill (a)	20,717

(a)	As at 30 June 2015, the management of the Company make evaluation on the future operating conditions of assets group of Zengcheng Lihua related to the goodwill and consider that there was no recoverable value associated with the assets group, thus fully impairment provision was made against the carrying amount of the goodwill.

17.	BUSINESS COMBINATIONS (Continued)

Recognised amounts of identifiable assets acquired and liabilities assumed:

Zengcheng Lihua RMB’000

Cash and cash equivalents	1,778
Trade receivables	891
Prepayments and other receivables	47,522
Property, plant and equipment	24,495
Leasehold land payments	308,934
Long-term prepaid expenses	51
Dividends payable	(12,876)
Deferred tax liabilities	(73,661)
Accruals and other payables	(387,405)

Total identifiable net assets	(90,271)

Less: Non-controlling interest	49,902

Share of fair value of recognised amounts of identifiable assets and liabilities	(40,369)

The directors of the Company are of the opinion that the above acquisition occured during the period had no significant contribution to the Group’s revenue or results for the period ended 30 June 2015.

Had the acquisition been completed on 1 January 2015, the directors of the Company are of the opinion that Zengcheng Lihua had no significant contribution to the Group’s revenue or results for the period ended 30 June 2015.

18.	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)	Save as disclosed in other notes to the Financial Statements, for the six months ended 30 June 2015, the Group had the following material transactions undertaken with related parties:

	Six months ended 30 June
	2015 RMB’000 (Unaudited)	2014 RMB’000 (Unaudited)

Provide Services and sales of goods
Transportation related services
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i)	265,685	172,338
Revenue collected by CRC for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries (ii)	531,623	559,862
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iii)	219,846	127,595

	1,017,154	859,795

Other services
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (iv)	18,340	2,034
Provision of apartment leasing services to Guangzhou Railway Group and its subsidiaries (iv)	603	580

	18,943	2,614

Receive Services and purchase
Transportation related services
Provision of train transportation services provided by Guangzhou Railway Group and its subsidiaries (i)	373,856	314,011
Cost settled by CRC for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries (ii)	604,984	716,085
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 16)	27,545	26,981

	1,006,385	1,057,077

18.	RELATED PARTY TRANSACTIONS (Continued)

(a)	Save as disclosed in other notes to the Financial Statements, for the six months ended 30 June 2015, the Group had the following material transactions undertaken with related parties: (Continued)

	Six months ended 30 June
	2015 RMB’000 (Unaudited)	2014 RMB’000 (Unaudited)

Other services
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (iii)	27,495	28,526
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iv)	245,018	165,921
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (v)	160,352	149,247
Provision of construction services by Guangzhou Railway Group and its subsidiaries (vi)	25,493	21,312

	458,358	365,006

(i)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.
(ii)	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contracting parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.
(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement costs plus management fees ranging from 0.3% to 5%.
(vi)	Based on construction amounts incurred determined under the national railway engineering guidelines.

(b)	Key management compensation

The compensation paid and payable to directors and supervisors of the Group, representing key management personnel, amounted to RMB1,264,552 for the six months ended 30 June 2015 (2014: RMB1,341,313).

18.	RELATED PARTY TRANSACTIONS (Continued)

(c)	As at 30 June 2015, the Group had the following material balances maintained with related parties:

	As at 30 June 2015 RMB’000 (Unaudited)	As at 31 December 2014 RMB’000 (Audited)

Trade receivables	749,050	765,098
— Guangzhou Railway Group (i)	226,363	260,554
— Subsidiaries of Guangzhou Railway Group (i)	522,687	504,544

Prepayments and other receivables	9,028	47,733
— Guangzhou Railway Group	4,720	5,399
— Subsidiaries of Guangzhou Railway Group	4,308	37,560
— Associates	—	17,086
Less: impairment provision	—	(12,312)

Prepayments for fixed assets and construction-in-progress	5,725	1,092
— Guangzhou Railway Group	1,092	1,092
— Subsidiaries of Guangzhou Railway Group	4,633	—

Trade payables	392,230	617,822
— Guangzhou Railway Group (i)	29,567	119,953
— Subsidiaries of Guangzhou Railway Group (ii)	312,741	433,805
— Associates	49,922	64,064

Payables for fixed assets and construction-in-progress	101,269	208,955
— Guangzhou Railway Group	21,944	12,610
— Subsidiaries of Guangzhou Railway Group	47,167	159,381
— Associates	32,158	36,964

Accruals and other payables	401,038	29,057
— Guangzhou Railway Group	2,651	4,133
— Subsidiaries of Guangzhou Railway Group (iii)	397,050	20,600
— Associates (iv)	1,337	4,324

Dividends payable	131,473	—
— Guangzhou Railway Group	131,473	—

18.	RELATED PARTY TRANSACTIONS (Continued)

(c)	As at 30 June 2015, the Group had the following material balances maintained with related parties: (Continued)

(i)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.
(ii)	The trade payables due to subsidiaries of Guangzhou Railway Group mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.
(iii)	The other payables due to subsidiaries of Guangzhou Railway Group mainly represented the performance deposits received for construction projects and deposits received from ticketing agencies
(iv)	The other payables due to associates mainly represented the performance deposits received for construction projects operated by associates.

As at 30 June 2015, all the balances maintained with related parties were unsecured, non- interest bearing and were repayable on demand.

(d)	Commitment

As at 30 June 2015, the Group had the following commitments with related parties which are contracted but not provided for:

(i)	Receive Services

	As at 30 June 2015 RMB’000	As at 31 December 2014 RMB’000

Guangzhou Railway Group and its subsidiaries	26,792	12,561

18.	RELATED PARTY TRANSACTIONS (Continued)

(d)	Commitment (Continued)

(ii)	Operating lease rental

	As at 30 June 2015 RMB’000	As at 31 December 2014 RMB’000

Guangzhou Railway Group	851,000	888,000

19.	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES

On 14 March 2013, pursuant to the Approval, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. According to the Approval, the administrative function of MOR will be transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions and all related assets, liabilities and human resources will be transferred to the CRC. Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously will be transferred to the CRC. Once the transfer is completed, the controlling entity of the Company’s largest shareholder will become CRC. In the current accounting period, although the transfer has not been completed, the transactions between the Group and CRC together with the subsidiaries which were wholly controlled by MOR previously (“CRC Group”) are disclosed considering the requirements of the accounting standards. In order to facilitate user’s comprehensive understanding of the Company’s business transactions undertaken with CRC, the Company also voluntarily discloses the transactions undertaken with CRC Group for 2015 and 2014. Unless otherwise specified, the transactions disclosed below have excluded the transactions undertaken with Guangzhou Railway Group and its subsidiaries disclosed in Note 18.

The Company works in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the MOR and settled by the MOR based on its systems. Since March 2013, the collecting, processing and distribution functions of revenues which were previously executed by MOR have been transferred to CRC. As at 30 June 2015, the cooperation mode and pricing model did not change.

19.	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (Continued)

(a)	Save as disclosed in other notes to the financial statements, for the six months ended 30 June 2015, the Group had the following material transactions undertaken with the CRC Group:

	Six months ended 30 June
	2015 RMB’000 (Unaudited)	2014 RMB’000 (Unaudited)

Provide Services and sales of goods
Transportation related services
Provision of train transportation services to CRC Group (i)	1,615	14,510
Revenue collected by CRC for services provided to CRC Group (ii)	776,297	867,395
Revenue from railway operation service provided to CRC Group (iii)	647,793	497,966

	1,425,705	1,379,871

Other services
Provision of repairing services for cargo trucks to CRC Group (ii)	126,703	111,842
Sales of materials and supplies to CRC Group (iv)	8,432	24,891
Provision of leasing services to CRC Group (iv)	47	505

	135,182	137,238

Receive Services and purchase of goods
Transportation related services
Provision of train transportation services by CRC Group (i)	142,583	180,273
Cost settled by CRC for services provided by CRC Group (ii)	648,572	621,706

	791,155	801,979

Other services
Provision of repair and maintenance services by CRC Group (iv)	5,250	—
Purchase of materials and supplies from CRC Group (v)	22,997	33,057
Provision of construction services by CRC Group (vi)	7,320	—

	35,567	33,057

19.	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (Continued)

(a)	Save as disclosed in other notes to the financial statements, for the six months ended 30 June 2015, the Group had the following material transactions undertaken with the CRC Group: (Continued)

(i)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.
(ii)	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contracting parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.
(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus management fees ranging from 0.3% to 5%.
(vi)	Based on construction amounts incurred determined under the national railway engineering guidelines.

(b)	Revenue collected and settled through the CRC:

	Six months ended 30 June
	2015 RMB’000 (Unaudited)	2014 RMB’000 (Unaudited)

— Passenger transportation	3,297,252	3,380,046
— Freight transportation	371,123	437,567
— Luggage and parcel	44,628	62,171

	3,713,003	3,879,784

The Company works in cooperation with the CRC and other railway companies owned and controlled by the CRC for the operation of certain long distance passenger trains and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger trains and freight transportation businesses are collected and settled by the CRC Group on behalf of the Group through the CRC’s settlement systems.

19.	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (Continued)

(c)	Balances due from/to CRC Group:

As at 30 June 2015 and 31 December 2014, the Group had the following material balances with CRC and its subsidiaries:

	As at 30 June 2015 RMB’000 (Unaudited)	As at 31 December 2014 RMB’000 (Audited)

Due from CRC Group
— Trade receivables	581,028	643,182
— Prepayments and other receivables	13,152	9,411

Due to CRC Group
— Trade payables	40,865	37,843
— Other payables	7,953	294

20.	SUBSEQUENT EVENTS

As at 26 August 2015, the directors of the Company approve the addition resolution of cross-network EMU pairs between Guangzhou-Shenzhen and Xiamen-Shenzhen. To satisfy the need of cross-network railway operation, the Company plans to purchase two pairs of CRH1A-250 EMU trains this and next year respectively, amounting to RMB528, 000,000 approximately. This event is not disclosed in the interim financial information.

Chapter 9

Documents Available for Inspection

Documents Available for Inspection	(1) Accounting statements signed and stamped by the legal representative, person in charge of accounting affairs and responsible person of accounting firm;

(2) All the original of files or announcements disclosed in Securities Times, China Securities Journal, Shanghai Securities News and Securities Daily during the reporting period;

(3) Interim reports published on the Hong Kong securities market.

The documents are placed at the Secretariat to the Board.

Chairman of the Board: Wu Yong

Date of Approval from the Board: 26 August 2015